AMENDMENT TO BY-LAWS

OF

WMX GROUP HOLDINGS, INC.

a Florida corporation

The Bylaws of WMX Group Holdings, Inc., a Florida corporation, as certified by the secretary of the Corporation on July 26, 2012 are hereby amended as follows:

ARTICLE III

DIRECTORS

SECTION 1. NUMBER AND TERM

The number of directors shall be one (1). The director shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. A director need not be a stockholder.

CERTIFICATION

I hereby certify that I am the duly appointed and acting Secretary of WMX Group Holdings, Inc. and that the foregoing amendment to the Bylaws of WMX Group Holdings, Inc. was duly adopted and approved at a Meeting of the Board of Directors held on the date set forth above.

Dated this 26th day of July, 2012

/s/ Anthony Guerriero

Secretary